SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 14, 2019

On February 14, 2019, at 1:30 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of Braskem S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Pedro Marcílio de Sousa, as well as his respective alternate were absent for justified reasons.

AGENDA: I) Subjects for resolution: After due analysis of the proposals submitted for resolution, which were previously forwarded to the Board Members and shall remain duly filed at the Company’s headquarters, the following resolutions were unanimously taken by the attendees: 1) PD.CA/BAK-03/2019 - Definition of Delegation Limits for Contracting of Loans, Financing or Capital Markets Transactions by the Executive Office of Braskem for the year 2019 - To approve, for the year 2019 or until the first Board Meeting held in 2020, the limit per transaction to be used by the Executive Office to contract loans or financing, in Brazil or abroad, without the prior consent of the Board of Directors, whenever the applicable laws or regulations do not require approval by the Board of Directors, in the amount per transaction of (i) up to USD 250,000,000.00 for transactions expressed in foreign currency, and (ii) USD 500,000,000.00 for transactions expressed in Reais, always respecting the maximum limit of the Company’s gross debt in the amount of USD 7.6 billion, as disclosed in its latest financial statement. It is hereby agreed that the loans, financing or capital markets transactions contracted during such period, in amounts per transaction greater than (i) BRL 80,000,000.00 for transactions expressed in Reais and (ii) USD 40,000,000.00 for transactions expressed in foreign currency, must be informed to the Board of Directors through the Finance and Investment Committee. 2) PD.CA/BAK-04/2019 - Acquisition of Raw Material by Braskem and its Controlled Companies - (i) to authorize Braskem and its controlled companies to purchase Raw Materials up to the value of USD 350 million or an equivalent amount in another currency, per transaction, subject to the general terms and conditions set out in Exhibit I of the respective PD, with the adjustments requested by the Board Members; (ii) to ratify the purchases of Raw Material as listed in Exhibit II of the respective PD; and (iii) to establish that the Executive Office must report to the Board of Directors on a half-yearly basis all purchases of Raw Materials in excess of BRL 200 million in the period; 3) PD.CA / BAK-05/2019 - Amendment of Braskem’s Indemnification Policy - approved, under the terms of the respective PD; 4) PD.CA/BAK-06/2019 - Review of Policies of Braskem’s Compliance and Anti-corruption System - approved, according to

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 14, 2019

the terms set forth in Exhibits I and II of the respective PD; and 5) Braskem’s 2019 Compliance Committee Program, including the Annual Global Internal Audit Plan - approved, under the terms presented.

II) ADJOURNMENT: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, February 14, 2019. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes - Secretary; Carla Gouveia Barretto; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Fábio Venturelli; Gesner José de Oliveira Filho; João Cox Neto; Luiz de Mendonça; Ricardo Baldin; and Rodrigo J. P. Seabra Monteiro Salles.

São Paulo, February 14, 2019.

I hereby certify that the abovementioned resolutions were extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.